UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): April 30, 2020

Compound Projects, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4017577
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

20 Clinton Street New York, NY 10002
(Address of principal executive offices)

646-930-4503

(Issuer’s telephone number, including area code)

Series #Reach Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On April 6, 2020, Compound Reach 1805, LLC, a wholly owned subsidiary of the Series #Reach of Compound Projects, LLC (the “Company”) entered into a lease agreement (the “Lease”) for the Series #Reach Property. On April 26, 2020, the Lease received the necessary approvals of the condominium association. The Lease has a 12 month term beginning on May 1, 2020 and ending on April 30, 2021 with a monthly rent of $2,750.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020	COMPOUND PROJECTS LLC By: Compound Asset Management, LLC its managing member

/s/ Janine Yorio
Name: Janine Yorio
Title: Chief Executive Officer